Exhibit 12
General Electric Company
Ratio of Earnings to Fixed Charges

	(Dollars in millions)	Three months ended March 31, 2005

	General Electric Company and consolidated affiliates
	Earnings (a)	5,414
Plus:	Interest and other financial charges included in expense	3,803
	One-third of rental expense (b)	161
	Adjusted “earnings”	$9,378

	Fixed Charges:
	Interest and other financial charges	3,803
	Interest capitalized	26
	One-third of rental expense (b)	161

	Total fixed charges	$3,990

	Ratio of earnings to fixed charges	2.35

(a)	Earnings before income taxes, minority interest and accounting changes.
(b)	Considered to be representative of interest factor in rental expense